UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011.

Commission File Number 000-53518

GREEN ASIA RESOURCES INC.
(Translation of registrant’s name into English)

11F, Tower A, Building No. 1 GT International Centre Jia 3 Yongaudongli Jianguomenwai Avenue Chayang District, Beijing 100022, P.R. China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                      .

Appointment of Directors and Officers

On June 13, 2011, the sole director took action to expand the number of persons on the board of directors by the addition of two, for a total board at this time of three persons, and to appoint Mr. Song Qing Hua and Mr. Richard Cohen to fill the vacancies created thereby.

Mr. Cohen will be serving as an independent director.

Mr. Song Qing Hua was appointed as the General Manager of the Company in addition to his being appointed a director.

Mr. Jean Chalopin, was appointed as the CEO of the Company and will continue as the Chairman of the Board and director.

Biographies:

Mr. Song QingHua has worked in the chemical industry in China for over 35 years, holding many positions in industry and in the government.  Mr. Song is currently the Secretary of the Party Committee, Chairman and General Manager of Sopo, and the General Manager of Kailin Energy Zhenjiang Ltd, the subsidiary of the Company.  The Company believes that Mr. Song’s operational experience in the chemical industry will be beneficial to its overall operations and business development.

Mr. Richard M. Cohen, since1996, has been the President of Richard M. Cohen Consultants, a financial services consulting company that accepts engagements from public and private companies to assist with their corporate governance and corporate finance needs.

Since 2003 Mr. Cohen has served as a director of Dune Energy, Inc., a publicly traded energy company (OTCBB: DNE) for which he served as Chief Financial Officer from November 2003 to April 2005. Since December 2006 he has been a Director and head of the Audit Committee of Helix BioMedix ( OTCC:BB:HXBM),  a consumer products company for skin care. From August 2007 he has served as a director and head of the Audit Committee of Rodman and Renshaw  Capital Group, Inc.( NASDAQ:RODM ) an investment banking firm. In March 20010 Mr. Cohen joined the Board and Audit Committee of CorMedix ( AMEX: CRMD ).

From 1992-1995 Mr. Cohen was President of General Media, Inc a publicly reporting diversified media and entertainment company where he managed a $150mm revenue company and raised both privately and publicly over $200mm in financings. From 1984 through 1992, Mr. Cohen was an investment banker at Henry Ansbacher and Furman Selz, where he specialized in mergers & acquisitions, public equity offerings, and restructurings.

Mr Cohen is also a shareholder in Encore/Novation a Florida based finance company that buys, pools and securitizes structured settlement awards, lottery prizes and other forms of cash flow annuities. Encore/Novation has purchased over $1.5 billion in paper during the past ten years.

Mr. Cohen is a Certified Public Accountant (New York State). He received a B.S. with honors from The University of Pennsylvania (Wharton) in 1973 and an M.B.A. from Stanford University in 1975. He is also considered a financial expert for Audit Committees of publicly traded companies.

The Company believes that Mr. Cohen brings a wealth of financial knowledge from his many experiences in the finance industry and complex financial transaction and a wealth of experience as a director of public companies and involvement in the audit process and financial statement review.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN ASIA RESOURCES INC.

Date: June 21, 2011	By:	/s/ Jean Chalopin
		Name:	Jean Chalopin
		Title:	Chief Executive Officer